

Standex

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX ACQUIRES NORTHLAKE ENGINEERING

Respected Provider of Electromagnetic Products and Solutions Joins Standex Electronics Group; Positions Standex Electronics to Capitalize on Growth in North American Power Distribution and Medical Equipment Markets; Breakeven Including Purchase Accounting in FY 2016 and $0.04 to $0.06 per Share Accretive in FY 2017.[1]

SALEM, NH – October 1, 2015 . . . . Standex International Corporation **(NYSE:SXI)** today announced that it has acquired Wisconsin-based Northlake Engineering, Inc., a highly respected designer, manufacturer and distributor of high reliability electromagnetic products and solutions serving the North American power distribution and medical equipment markets. Northlake recorded revenue of approximately $10 million for the trailing 12 months ended August 2015. The acquisition is expected to be breakeven including purchase accounting expenses in the current fiscal year, and to be $0.04 to $0.06 per share accretive to earnings in fiscal 2017.[1]

“Acquiring Northlake directly supports our Electronics Group strategy of expanding our high reliability magnetics business into adjacent markets to drive growth and profitability,” said Standex Chief Executive Officer David Dunbar. “Northlake is highly regarded for the performance and quality of its products, which complement our Standex Electronics offerings and position us to provide a wider array of solutions to customers in the power generation and medical equipment markets. In addition, Northlake brings us an experienced management team, and I welcome the opportunity to benefit from their expertise.”

“We welcome the entire Northlake team to Standex Electronics and look forward to working together to successfully expand our product portfolio and customer base,” said Standex Electronics President John Meeks.[1] “During its 60-plus years in business, Northlake has built a solid organization with a strong brand reputation in power distribution, medical equipment and other high-reliability magnetics markets. Acquiring Northlake also creates the potential for both revenue and cost synergies related to cross selling and procurement savings as we leverage Standex’s broader global supply chain and operational excellence practices to support Northlake’s product sales and operations.”

“Becoming part of Standex will enable us to achieve Northlake’s strategic growth objectives faster than we could on our own,” said Northlake President William Hardt.[1] “We are excited about the opportunity to help Standex Electronics broaden its high-reliability magnetics business. Our intimacy and longstanding relationships with blue-chip customers in the power distribution and medical equipment industries make Northlake and Standex a great strategic fit. Operating as a combined organization will provide Northlake with critical mass and the opportunity to leverage new sales channels and products. This will enable us to operate more efficiently than we could as an independent company, while accelerating our growth.”[1]

About Northlake Engineering

Headquartered in Bristol, Wisconsin, Northlake Engineering, Inc. is a respected designer, manufacturer and distributor of electromagnetic products and solutions serving the North American power distribution and medical equipment markets. The company also serves a broad range of clients in the instrumentation, industrial equipment, transportation, aviation, and communications markets. In addition to providing product engineering, value-added assembly and electronics packaging services, Northlake offers a wide range of customer support, compliance and test services, leveraging strategic global sourcing and trusted manufacturing partnerships in Mexico, Haiti and China.

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically economic conditions in the power generation, medical equipment and other high-reliability magnetics markets, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2015, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.